UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On December 28, 2022, MEDIROM Healthcare Technologies Inc. (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company’s non-compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022, the Company’s American Depositary Shares (“ADSs”), representing common shares of the Company, will be suspended from trading on and delisted from The Nasdaq Stock Market at the opening of business on January 6, 2023, unless the Company requests a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal Nasdaq’s delisting determination by 4:00 p.m. Eastern Time on January 4, 2023.

The Company intends to timely request a hearing before the Panel, which request will stay any further suspension or delisting action by Nasdaq at least pending completion of the hearing process and the expiration of any extension period that may be granted by the Panel following the hearing. In accordance with the Nasdaq Listing Rules, the Panel has the discretion to grant the Company a further extension. Notwithstanding the foregoing, there can be no assurance that the Panel will determine to continue the Company’s listing or that the Company will timely evidence compliance with the terms of any extension that may be granted by the Panel following the hearing.

As previously disclosed in the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2022, Nasdaq notified the Company that it was not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rule 5550(b)(2), which requires companies to maintain a minimum market value of $35 million, over the previous 30-consecutive business days, and in accordance with the Nasdaq Listing Rules, the Staff granted the Company a 180-calendar day period until December 27, 2022 to regain compliance. The Company was not able to regain compliance by December 27, 2022, which resulted in the Staff’s issuance of the Notice.

Issuance of Press Release

On December 30, 2022, the Company issued a press release announcing the receipt of the Notice.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the Company’s intent to request a hearing before the Panel. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, including the risk that the Company may not be successful in its appeal to the Panel, the risk that the Company may not otherwise meet the requirements for continued listing under the Nasdaq Listing Rules, the risk that Nasdaq may not grant the Company relief from delisting if necessary, and the risk that the Company may not ultimately meet applicable Nasdaq requirements if any such relief is necessary, among other risks and uncertainties. These and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on November 14, 2022, and the Company’s other filings with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this Form 6-K. Any forward-looking statements speak only as of the date of this Form 6 K and are based on information available to the Company as of the date of this Form 6-K, and the Company assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated December 30, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Date: December 30, 2022	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer